Filed pursuant to General Instruction II.L. of Form F-10

File No: 333-180579

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated April 23, 2012

New Issue	March 21, 2013

BALLARD POWER SYSTEMS INC.

US$8,002,500
7,275,000 Units

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) is hereby offering 7,275,000 units (the “Units”) at a price of $1.10 per Unit (the “Offering Price”).  Each Unit consists of one common share of the Company (an “Offered Share”) and one warrant (a “Warrant”).  Each Warrant will entitle the holder to purchase one common share of the Company (a “Warrant Share”) at a price of US$1.50 per Warrant Share. The Warrants may be exercised at any time following the closing of this offering until 5:00 p.m. (Vancouver time) on the date that is 60 months after the closing of this offering.  See “Description of the Securities Distributed”. The offering is made in the United States under a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”). The Units are being offered in the United States by Lazard Capital Markets LLC (the “Underwriter”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March 20, 2013 between the Company and the Underwriter, as more fully described in the section entitled “Underwriting” in this prospectus supplement (the “Prospectus Supplement”). The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “BLDP”. The Company has applied to list the Offered Shares and Warrant Shares distributed under this Prospectus Supplement on the TSX and NASDAQ.  Listing of the Offered Shares and Warrant Shares will be subject to the Company fulfilling all of the requirements of the TSX and NASDAQ, respectively.  There is no market through which the Warrants may be sold and purchasers will not be able to resell Warrants purchased under this Prospectus Supplement. On March 20, 2013, the closing sale price of the Common Shares on the TSX and NASDAQ was CDN$1.38 and US$1.36 per share, respectively.  The Offering Price of the Units and the exercise price of the Warrants was determined by negotiation between the Company and the Underwriter.

Investing in the Units involves significant risks.  You should carefully read the “Risk Factors” section beginning on page S 4 of this Prospectus Supplement, in the accompanying short form base shelf prospectus dated April 23, 2012 (the “Prospectus”) beginning on page 7, and in the documents incorporated by reference therein and herein.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition of the Units described herein may have tax consequences.  This Prospectus Supplement and the accompanying Prospectus may not describe fully all of the tax consequences that are relevant to you, given your particular circumstances.  You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.

Sole Book-Running Manager
LAZARD CAPITAL MARKETS

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that the Underwriter or some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Price: $1.10 Per Unit

	Price to Public	Underwriter Commission (1)	Net Proceeds to the Company (2)
Per Unit(3)	$1.10	$0.0715	$1.0285
Total(4)	$8,002,500	$520,162.50	$7,482,337.50

(1)         The Underwriter will receive a commission of $0.0715 per Unit (the “Underwriter Commission”) for the sale of the Units to the public, representing 6.5% of the gross proceeds of the offering.  Assuming no exercise of the over-allotment option the aggregate Underwriter Commission will be $520,162.50.  See “Underwriting”.

(2)            After deducting the Underwriter Commission, but before deducting the expenses of the offering, which are estimated at $350,000.  See “Underwriting”.

(3)            The Company has granted the Underwriter an over-allotment option, exercisable for 30 days from the date of the closing of the offering, to purchase up to 1,091,250 additional Units (each, an “Over-Allotment Unit”), at a price per Over-Allotment Unit equal to the public offering price less the Underwriter Commission, to cover over-allotments. If the over-allotment option is exercised in full, the total price to the public, Underwriter Commission and net proceeds before expenses to the Company with respect to the Offering will be $9,202,875, $598,186.88 and $8,604,688.12, respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the over-allotment option and any Over-Allotment Units. See “Underwriting”.  Unless the context otherwise requires, references to “Units” in this Prospectus Supplement include any “Over-Allotment Units” sold pursuant to the offering.

Underwriter Position	Maximum Size	Exercise Period	Acquisition Price

Over-Allotment Option	Up to 1,091,250 Units	Exercisable at the sole discretion of the Underwriter at any time up to 30 days after closing of the offering	$1.10 per Unit

The Underwriter, as principal, conditionally offers the Units, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriter by Borden Ladner Gervais LLP with respect to Canadian legal matters and Proskauer Rose LLP with respect to U.S. legal matters.

The Underwriter may, in connection with this offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time.  See “Underwriting”.  The Underwriter initially proposes to offer the Units directly to the public at the public offering price listed on the cover page of this Prospectus Supplement. After the initial offering of the Units, the offering price and other selling terms may from time to time be varied by the Underwriter.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  One or more book entry-only certificates representing the Offered Shares will be issued in registered form to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the date of the closing of the offering.  DTC will, record participants who hold the Offered Shares on behalf of owners who have purchased or transferred the Offered Shares in accordance with the book entry-only system of DTC.  A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer who is a DTC participant from or through whom the Offered Shares are purchased. It is expected that definitive certificates representing the Warrants will be available for delivery at closing, which is expected to occur on or about March 26, 2013, or such other date as may be agreed upon but not later than 42 days from date of final prospectus.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars.  References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada  V6C 2X8 and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada  V5J 5J8.

ii

Notice to United States Investors:

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement maybe residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Units being offered and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus.  The second part, the Prospectus, gives more general information, some of which may not apply to the Units being offered under this Prospectus Supplement.  This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus.  If the description of the Units, or the Offered Shares and Warrants comprising the Units, varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.  Neither the Company nor the Underwriter has authorized anyone to provide investors with different or additional information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it.  The Company is not, and the Underwriter is not, making an offer of the Units in any jurisdiction where the offer is not permitted by law.  You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears.  Our business, financial condition, results of operations and prospects may have changed since those dates.  Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein.  To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•                              our ability to develop commercially viable fuel cell products;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our ability to successfully execute our business plan;

•                              our ability to develop efficient, low-cost, high-volume automated processes and to achieve planned increases in production capacity;

•                             the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              our ability to secure international customers;

•                              the impact of exchange rate fluctuations on our financial results;

•                              commodity prices, and in particular, the price of platinum;

•                              our dependence on system integrators and OEMs;

•                              ongoing relationships between us and third party suppliers;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our use of the net proceeds of the offering;

•                              our ability to complete this offering;

•                              our compliance with increasingly stringent environmental laws and regulations; and

•                              the potential exposure of our products to product liability claims.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus Supplement and in the Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in United States dollars.  The Company transitioned to IFRS effective January 1, 2010 and the Company’s financial statements as incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	January 1 to	Fiscal Year Ended December 31
	February 28, 2013	2012	2011
Rate at the end of period	0.9723	1.0051	0.9833
Average rate during period	0.9997	1.0004	1.0111
Highest rate during period	0.9723	0.9599	1.0583
Lowest rate during period	1.0164	1.0299	0.9430

On March 20, 2013, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.9739.

THE COMPANY

Ballard is recognized as a world leader in proton exchange membrane fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Our focus is on leveraging the inherent reliability and durability derived in our legacy automotive technology into non-automotive markets where demand is near term.  Our target markets include: motive power (material handling and buses) and stationary power (back-up power and distributed generation).  We are also actively considering other key markets for which our products are well suited and we are confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

Prospective purchasers of the Offered Shares should read the description of the Company and its business under the heading “The Company” in the Prospectus.

RISK FACTORS

An investment in the Units is speculative and involves a high degree of risk due to the nature of the Company’s business. In addition to the offering-specific risk factors set out below and other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of the Offered Shares should read the discussion of certain risks affecting the Company in connection with its business that is provided under the heading “Risk Factors” in the Prospectus as well as the risk factors described in the documents incorporated by reference herein and therein.

The risks described are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.  The Company’s failure to successfully address the risks and uncertainties described in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein, and any additional risks, could have a material adverse effect on its business, financial condition and/or results of operations, and the trading price of the Common Shares may decline and investors may lose all or part of their investment. Ballard cannot assure you that it will successfully address these risks.

Loss of Entire Investment

An investment in the Units is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Units.

Use of Proceeds

The Company currently intends to use the net proceeds received from this offering as described under “Use of Proceeds”.  However, management will have discretion in the actual application of the net proceeds, and may elect to use net proceeds differently from that described under “Use of Proceeds” if management believes it would be in the Company’s best interests to do so.  Shareholders of the Company may not agree with the manner in which management chooses to allocate and spend the net proceeds.  The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution

The Company may require additional funds to finance operations, acquisitions or other projects.  If the Company raises funds by issuing additional equity securities, especially at prices lower than the price of the Offered Shares and Warrant Shares offered under this Prospectus Supplement, such financing will dilute the equity interests of its current shareholders, including purchasers who acquire Offered Shares and Warrant Shares pursuant to this Prospectus Supplement.

The market for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares has ranged from a high of CDN$1.57 and a low of CDN$0.58 and a high of US$1.59 and a low of US$0.56 during the twelve month period ended December 31, 2012, as quoted on the TSX and NASDAQ, respectively.  The Company cannot assure you that the market price of the Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•                  governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of the Company’s products;

•                  changes in Canadian or the United States or other foreign regulatory policy during the period of product development;

•                  changes in Canadian, the United States or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;

•                  developments in patent or other proprietary rights, including any third party challenges of the Company’s intellectual property rights;

•                  announcements of technological innovations by the Company or its competitors;

•                  actual or anticipated variations in the Company’s operating results due to the level of development expenses and other factors;

•                  changes in financial estimates by securities analysts and whether the Company’s earnings meet or exceed the estimates;

•                 conditions and trends in energy and other industries; and

•                  new accounting standards.

In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

No Dividends

The Company has never declared or paid cash dividends on the Common Shares. The Company currently intends to retain future earnings to finance the operation, development and expansion of our business. The Company does not anticipate paying cash dividends on the Common Shares, including the Offered Shares and Warrant Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company’s board of directors and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Offered Shares and Warrant Shares appreciates.

Going Concern

The Company may be unable to continue as a going concern, in which case, the Company’s securities would have little or no value. The Company’s consolidated financial statements as of December 31, 2012 incorporated by reference herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months.  However, the report of independent registered public accounting firm included in our consolidated financial statements contains an explanatory paragraph describing the substantial uncertainty as to our ability to continue as a going concern.  The Company’s ability to realize its assets and discharge its liabilities and commitments in the normal course of business, and therefore, to continue as a going concern, is dependent on the Company having sufficient liquidity and achieving profitable operations that are sustainable.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

USE OF PROCEEDS

The net proceeds to the Company from the offering, after payment of the Underwriter Commission but before deducting the expenses of the offering (estimated to be $350,000), will be $7,482,337.50 (or $8,604,688.12 assuming exercise of the over-allotment option in full).

The Company intends to use the net proceeds from the offering to fund working capital requirements, support continued growth as well as for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products.

The Company incurred operating losses and negative operating cash flow for the year ended December 31, 2012 and for the two months ended February 28, 2013. The Company expects to use the net proceeds from the offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the offering are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company’s proprietary technologies and core products. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the offering and/or its existing working capital to fund such negative cash flow. See “Risk Factors” in the Prospectus.

Although the Company intends to use the net proceeds from this offering for the purposes set forth above, the Company retains broad discretion over the use of such net proceeds.

UNDERWRITING

Under the terms and subject to the conditions of the Underwriting Agreement, Lazard Capital Markets LLC has agreed to purchase, and the Company has agreed to sell to it, the number of Units at the public offering price, less the Underwriter Commission, as set forth on the cover page of this Prospectus Supplement, as indicated below:

The Underwriter is offering the Units subject to its acceptance of the Units from the Company and subject to prior sale.  The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Units is subject to the approval of certain legal matters by its counsel and to other conditions. The Underwriter is obligated to take and pay for all of the Units if any such Units are taken.

The offering is being made in the United States pursuant to the multi-jurisdictional disclosure system adopted by those countries.  The Offered Shares are being offered in the United States by Lazard Capital Markets LLC.

The Underwriter has an option to buy up to 1,091,250 Over-Allotment Units from the Company to cover sales of units by the Underwriter which exceed the number of units specified on the cover page of this Prospectus Supplement.  The Underwriter may exercise this option at any time and from time to time during the 30-day period from the date of this Prospectus Supplement.  If any Over-Allotment Units are purchased, the Underwriter will offer such Over-Allotment Units on the same terms as those on which the Units are being offered.

The Underwriter initially proposes to offer the Units directly to the public at the public offering price listed on the cover page of this Prospectus Supplement. After the initial offering of the Units, the offering price and other selling terms may from time to time be varied by the Underwriter.

The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, including the absence of any material adverse change in the Company’s business and the receipt of customary legal opinions, letters and certificates.

Commissions and Discounts

The following table summarizes the public offering price, underwriting discounts and commission and proceeds before expenses to the Company assuming both no exercise and full exercise of the Underwriter option to purchase the Over-Allotment Units:

		Total
	Per Unit	Without Over- Allotment	With Over- Allotment
Public offering price	$1.10	$8,002,500	$9,202,875
Underwriter Commission	$.0715	$520,162.50	$598,186.88
Proceeds, before expenses, to the Company	$1.0285	$7,482,337.50	$8,604,688.12

The expenses of the offering, not including the underwriting discounts and commissions, payable by the Company are estimated to be $350,000, which includes approximately $150,000 that the Company has agreed to reimburse the Underwriter for legal fees incurred in connection with this offering.

The relationship between Lazard Frères & Co. LLC and Lazard Capital Markets LLC is governed by a business alliance agreement between their respective parent companies. Pursuant to such agreement, Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith; however, such referral fee is not in addition to the Underwriter Commission paid by the Company to the Underwriter described above.

Indemnification

The Company and the Underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement. The Company and the Underwriter have also agreed to contribute to payments that the other party may be required to make in respect of such liabilities.

No Sales of Similar Securities

The Company and each of its directors and executive officers, subject to certain customary exceptions in the case of the Company, have agreed with the Underwriter not to dispose of any Common Shares of common stock or securities convertible into or exercisable or exchangeable for Common Shares for, in the case of directors, 30 days and, in the case of executive officers and the Company, 90 days after the date of this Prospectus Supplement without first obtaining the written consent of the Underwriter. The exceptions to the lock-up for the Company are: (a) the Company’s sale of Units in this offering; (b) the issuance by the Company of Common Shares or securities convertible into or exercisable or exchangeable for Common Shares to a strategic investor or in connection with the establishment of a joint venture or similar strategic relationship by the Company, in each case, on an arm’s-length basis with an unaffiliated third party, and (c)  the issuance of restricted share units, deferred share units or options to acquire Common Shares pursuant to the Company’s Consolidated Share Option Plan effective as of June 2, 2009, Consolidated Share Distribution Plan effective as of June 2, 2009, Market Purchase RSU Plan, effective as of March 23, 2009 and the issuance of Common Shares pursuant to the valid exercises, redemptions or conversion of restricted share units, deferred share units or options outstanding on the date hereof.  The “lock-up” period, 30 days for directors and 90 days for executive officers, during which the Company and its directors and executive officers are restricted from engaging in transactions in the Common Shares or securities convertible into or exercisable or exchangeable for Common Shares is subject to extension such that, in the event that either (i) during the last 17 days of the “lock-up” period, the Company issues an earnings release or discloses material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the disclosure of the material news or occurrence of the material event, as applicable.

Price Stabilization and Short Positions

Pursuant to policy statements of certain Canadian securities regulators, the Underwriter may not, throughout the period of distribution, bid for or purchase Common Shares.  The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, including, (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of securities is for the purpose of maintaining a fair and orderly market in the securities, subject to price limitations applicable to such bids or purchases, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Units is completed, SEC rules may limit the Underwriter from bidding for and purchasing Common Shares.  However, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act of 1934, as amended.

In order to facilitate the offering of the Units, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of Common Shares. Specifically, the Underwriter may sell more shares than it is obligated to purchase under the Underwriting Agreement, creating a short position. The Underwriter must close out any short position by purchasing Common Shares in the open market. A short position may be created if the Underwriter is concerned that there may be downward pressure on the price of Common Shares in the open market after pricing that could adversely affect investors who purchased Units in this offering. As an additional means of facilitating this offering, the Underwriter may bid for, and purchase, Common Shares in the open market to stabilize the price of Common Shares. These activities may raise or maintain the market price of Common Shares above independent market levels or prevent or slow a decline in the market price of Common Shares. The Underwriter is not required to engage in these activities, and may end any of these activities at any time. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option to buy up to 1,091,250 Over Allotment Units described above.

This Prospectus Supplement in electronic format may be made available on websites maintained by the Underwriter. The Underwriter may agree to allocate a number of Units to other underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Underwriter on the same basis as other allocations.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common shares is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common shares which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive. In relation to each Member State of the European

Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of common shares (other than the underwriter) will be deemed to have represented, acknowledged and agreed that it will not make an offer of common shares to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in the Relevant Member State, make an offer of common shares to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any common shares in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State has the same meaning as in the preceding paragraph.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The common shares may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the common shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the common shares in Switzerland.

Listing on the TSX and the NASDAQ Global Market

The outstanding Common Shares are listed on the TSX and NASDAQ.  The Company has applied to list the Offered Shares and the Warrant Shares distributed under this Prospectus Supplement on the TSX and NASDAQ.  Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ, respectively.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This offering consists of 7,275,000 Units (without giving effect to the exercise, if any, of the over-allotment option), each Unit consisting of one Offered Share and one Warrant. Each Warrant will entitle the holder to purchase a Warrant Share at a price of US$1.50 per Warrant Share at any time following the closing of this offering until 5:00 p.m. (Vancouver time) on the date that is 60 months after the closing of this offering.

Offered Shares

The Offered Shares will have all of the characteristics, rights and restrictions of the Common Shares.  Ballard is authorized to issue an unlimited number of Common Shares, without par value, of which 91,924,633 are issued and outstanding as at the date of this Prospectus Supplement.  There are options outstanding to purchase up to 7,621,436 Common Shares at prices ranging from $0.81 to $14.68.  There are up to 1,556,926 Common Shares issuable on the conversion of outstanding restricted share units and up to 450,245 Common Shares issuable on the redemption of outstanding deferred share units. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares of the Company (of which there are none outstanding on the date hereof), are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Warrants

The Warrants offered in this offering will be issued pursuant to the underwriting agreement between the Underwriter and us. The Warrants are not offered under a warrant indenture.  You should review a copy of the form of warrant, which will be filed by us as a schedule to a Current Report on Form 6-K filed with the SEC in connection with this offering, for a complete description of the terms and conditions applicable to the Warrants. The following is a brief summary of the material terms of the Warrants and is subject in all respects to the provisions contained in the Warrants.

Holders of the Warrants may exercise the Warrants beginning on the date of original issuance and ending on the date that is 60 months from the date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by presentation of a duly executed exercise notice accompanied by payment in full for the number of Warrant Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the applicable Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.  By written notice to us and subject to certain conditions, the holder may increase or decrease the foregoing percentage to any other percentage not in excess of 9.99%.

If at any time during the exercise period of the Warrant a prospectus or registration statement covering the Warrant Shares issuable upon exercise of the Warrant that are the subject of such exercise notice, or an exemption from registration, is not available for the sale of such Warrant Shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, this Warrant may only be exercised by an election of the holder to receive upon such exercise the “net number” of Warrant Shares determined according to a formula set forth in the warrant certificate.

The exercise price per Warrant Shares purchasable upon exercise of the Warrants is $1.50. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, recapitalization, stock splits, stock combinations, reclassifications or similar events affecting the Common Shares.

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the warrant certificates to us.

If at any time after the issuance of the Warrants and while any of the Warrants remain outstanding we do not have a sufficient number of authorized and unreserved Common Shares to satisfy our obligation to reserve for issuance upon exercise of the Warrant at least 125% of the maximum number of Common Shares as shall from time to time be necessary to effect the exercise of all of the Warrants then outstanding, we are obligated to deliver a notice to the Warrant holder specifying the number of shares unavailable to satisfy our obligations under the Warrant and must take all necessary action to increase our authorized Common Shares to the aforementioned 125% level. In the event of any such shortfall, we must, within ninety (90) days thereafter, hold a meeting of our shareholders in order to approve an increase in the number of authorized Common Shares.  After such ninetieth (90th) day, in the event that the Company does not have sufficient authorized shares to satisfy a Warrant exercise, then, unless the holder elects to void the exercise, the Company must pay to the holder cash in an amount determined according to a formula set forth in the warrant certificate.

We do not plan on making an application to list the Warrants on the TSX, NASDAQ, any other national securities exchange or other nationally recognized trading system.

In the event of any fundamental transaction  as described in the warrant certificate and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then the successor or other applicable issuer must assume in writing all of our obligations under the Warrant, including issuance of a Warrant which is exercisable for a corresponding number of common shares equivalent to the number of Common Shares acquirable and receivable upon exercise of this Warrant prior to such fundamental transaction.  Notwithstanding the foregoing, at the request of the holder (which we may require if the successor or other applicable issuer is not publicly traded) delivered before the ninetieth (90th) day after such fundamental transaction, the successor or other applicable issuer must purchase the applicable Warrants from the holder in an amount determined according to a formula set forth in the warrant certificate.

Except as otherwise provided in the warrant certificate or by virtue of such holder’s ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.

In no event may the exercise price of or the number of Common Shares subject to any Warrant be amended, nor may the right to exercise that Warrant be waived, without the written consent of the holder of that Warrant.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2012.

As a result of the issuance of the Units and the Over-Allotment Units which may be distributed under this Prospectus Supplement, the share capital of the Company may increase by up to a maximum of $8,254,688.12 after deducting the Underwriter Commission and the estimated expenses of the offering.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
Common Shares:
April 3, 2012(1)	US$	1.01	1,000
June 6, 2012(2)	US$	1.19	5,442
June 12, 2012(3)	US$	1.15	21,729
June 12, 2012(3)	C$	1.19	20,031
August 1, 2012(4)	US$	1.05	7,136,237
August 15, 2012(2)	C$	1.03	14,201
September 7, 2012(3)	C$	0.94	10,360
February 25, 2013(2)	C$	0.70	4,603
February 25, 2013(2)	US$	0.68	307
March 11, 2013(2)	C$	1.29	96,389
March 11, 2013(2)	US$	1.24	2,154
March 11, 2013(2)	C$	1.29	93,246
March 12, 2013(1)	US$	1.01	25,000
Options to purchase Common Shares:
September 21, 2012	C$	0.81	10,000
September 21, 2012	US$	0.83	88,500
September 21, 2012	US$	0.83	113,636
Restricted Share Units:
September 20, 2012	C$	0.81	37,037.04
September 20, 2012	US$	0.83	240,963.86
September 20, 2012	C$	0.81	92,592.59
September 20, 2012	US$	0.83	60,240.96

Notes:

(1)         Issued on the exercise of previously granted options.

(2)         Issued on the exercise of previously granted restricted stock units.

(3)         Issued on the exercise of previously granted deferred stock units.

(4)   Issued in connection with the Idatech asset acquisition.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
March 2013 (as of close March 19, 2013)	$0.74 - 1.43	507,260	$0.70 - 1.41	1,258,681
February 2013	$0.65 - 0.75	41,526	$0.67 - 0.73	96,831
January 2013	$0.60 - 0.73	80,814	$0.59 - 0.75	194,062
December 2012	$0.59 - 0.66	58,596	$0.59 - 0.68	134,680
November 2012	$0.61 - 0.73	35,549	$0.61 - 0.74	117,043
October 2012	$0.70 - 0.85	45,825	$0.72 - 0.87	175,988
September 2012	$0.70 - 0.97	73,345	$0.68 - 0.98	222,838
August 2012	$0.92 - 1.11	29,436	$0.92 - 1.13	105,440
July 2012	$1.04 -1.16	22,143	$1.03 - 1.15	69,826
June 2012	$1.12 - 1.23	32,783	$1.10 - 1.20	111,988
May 2012	$1.16 - 1.39	26,843	$1.14 - 1.41	105,057
April 2012	$1.25 - 1.42	26,821	$1.26 - 1.43	89,687
March 2012	$1.36 - 1.55	54,096	$1.36 - 1.56	233,303

The closing price of the Common Shares on the TSX and NASDAQ on March 20, 2013 was CDN$1.40 and US$1.38, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who, as beneficial owner, acquires Units pursuant to the Prospectus Supplement.  This summary is applicable to such a holder who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), deals at arm’s length with and is not affiliated with the Company and holds such Offered Share and Warrants as capital property (a “Holder”).  Generally, the Offered Shares and the Warrants will be considered to be capital property to a Holder provided that the Holder does not acquire or hold the Offered Shares or Warrants in the course of carrying on a business or as part of an adventure in the nature of trade.

This summary is based upon (i) the facts set out in this Prospectus Supplement (including any documents incorporated by reference) and certificates as to certain factual matters, (ii) the current provisions of the Tax Act, and (iii) an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted as proposed, or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those described herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares and Warrants must be determined in Canadian dollars.  Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange acceptable to the Minister of National Revenue.

A Holder who acquires Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Offered Share and the Warrant to determine the cost to such Holder of each security for purposes of the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, prospective Holders of Offered Shares and Warrants should consult their own tax advisors having regard to their own particular circumstances.

Holders not Resident in Canada

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident in Canada and does not use or hold, and is not deemed to use or hold, the Offered Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Non-Resident Holder of a Warrant upon the exercise of such Warrant.  When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Non-Resident Holder, plus the amount paid on the exercise of the Warrant.  For the purpose of computing the adjusted cost base to a Non-Resident Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Non-Resident Holder of all other Common Shares held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Non-Resident Holder of such expired Warrant.  Non-Resident Holders should consult their own tax advisors with respect to the exercise or expiry of Warrants.

Disposition of Offered Shares, Warrants and Warrant Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Offered Shares, Warrants or Warrant Shares, unless the Offered Shares, Warrants or Warrant Shares, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Offered Shares and Warrant Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Offered Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Offered Share, Warrant or Warrant Shares (as applicable): (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of an Offered Share or Warrant Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Offered Shares or Warrant (as applicable) are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Offered Shares, Warrants or Warrant Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Offered Shares or Warrants may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.  Non-Resident Holders whose Offered Shares or Warrants are taxable Canadian property should consult their own advisors.

Dividends

Dividends on Offered Shares or Warrants Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.  Where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition of Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Offered Shares acquired as part of the Units, the exercise, disposition, and lapse of Warrants acquired as part of the Units, and the acquisition, ownership, and disposition of Warrant Shares received on the exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition of Units pursuant to this offering, or the acquisition, ownership, and disposition of Offered Shares, Warrants and Warrant Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Except as discussed below, this summary does not address tax filing and reporting requirements.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.  In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Units, Offered Shares, Warrants and Warrant Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the U.S.;

•                  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units, Offered Shares, Warrants and Warrant Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including but not limited to the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Units, Offered Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Units, Offered Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Units, Offered Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units, Offered Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Units, Offered Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including but not limited to U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Units, Offered Shares, Warrants and Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Units, Offered Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Units, Offered Shares, Warrants or Warrant Shares.

Certain U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Unit will be treated as the acquisition of two components:  a component consisting of one Offered Share and a component consisting of one Warrant.  The purchase price for each Unit will be allocated between these two components in proportion to their relative fair market values at the time the Unit is purchased by the U.S. Holder.  This allocation of the purchase price for each Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Offered Share and one Warrant that comprise each Unit.

The IRS will not be bound by the Company’s allocation of the purchase price for the Units between the Offered Share and the Warrant, and therefore, the IRS or a U.S. court may not respect the allocation set out by the Company.  Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share).  A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of its Warrants into Warrant Shares.  The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear.  U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of.  Any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year.  Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company).  (See more detailed discussion of the rules applicable to distributions made by the Company at “Ownership and Disposition of Shares and Warrant Shares — Taxation of Distributions” below).

Ownership and Disposition of Shares and Warrant Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Offered Share or Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Offered Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Offered Shares and Warrant Shares” below).  However, the Company does not currently intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares (or Warrants) or Warrant Shares (as well as any constructive distribution on a Warrant) will constitute ordinary dividend income.  Dividends received on Offered Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares and Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares or Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares or Warrant Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares or Warrant Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Units, Offered Shares, Warrants and Warrant Shares.  The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Units, Offered Shares, Warrants or Warrant Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Units, Offered Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Offered Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Units, Offered Shares, Warrants or Warrant Shares.  An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares, Warrants or Warrant Shares, as applicable.  Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Units, Offered Shares, Warrants or Warrant Shares ratably over its holding period for the Units, Offered Shares, Warrants or Warrant Shares.  Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.  Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above.  However, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Units (and not the date the Warrants are exercised).  This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.  Thus, a U.S. Holder will have to account for Warrant Shares and Offered Shares under the PFIC rules and the applicable elections differently.  In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Units, Offered Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Units, Offered Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Units, Offered Shares, Warrants and Warrant Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Units, Offered Shares, Warrants and Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares or Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Offered Shares, Warrant Shares or Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Units, Offered Shares, Warrants or Warrant Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Units, Offered Shares, Warrants and Warrant Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of this offering.  Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus, and reference should be made to the Prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

(a)                                 the annual information form of the Company dated March 15, 2013 for the year ended December 31, 2012;

(b)                                 the audited consolidated statement of financial position of the Company as at December 31, 2012 and December 31, 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011, together with the notes thereto, and the auditors’ report thereon;

(c)                                  management’s discussion and analysis of financial conditions and results of operations of the Company dated February 20, 2013 for the year ended December 31, 2012;

(d)                                 the material change report of the Company dated March 15, 2013 with respect to the Company’s engineering services contract with Volkswagen Group;

(e)                                  the material change report of the Company dated February 8, 2013 with respect to the sale of the Company’s material products division;

(f)                                   the material change report of the Company dated August 2, 2012 with respect to the Company’s acquisition of IdaTech LLC; and

(g)                                  the management proxy circular of the Company dated April 10, 2012 in connection with the annual meeting of shareholders to be held on June 5, 2012 excluding the management’s discussion and analysis of financial conditions and results of operations dated February 22, 2012 and the audited consolidated financial statements for the years ended December 31, 2010 and December 31, 2009 attached thereto.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus Supplement and until this offering is complete shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com.  In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement shall, if, and to the extent so provided in such report, be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part until all of the Offered Shares are sold.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates, as a group, of each of Stikeman Elliott LLP and Borden Ladner Gervais LLP, own, directly or indirectly, less than 1% of the Common Shares. The Company’s auditors, KPMG LLP, Chartered Accountants, have advised that they are independent of the Company pursuant to the rules of professional conduct applicable to auditors in all provinces and territories of Canada and independent within the meaning of the United States Securities Act of 1933, as amended. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

LEGAL MATTERS

Certain legal matters relating to the offering of the Offered Shares, Warrants and Warrant Shares will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters, and by Dorsey & Whitney LLP with respect to U.S. legal matters, and for the Underwriter by Borden Ladner Gervais LLP with respect to Canadian legal matters, and by Proskauer Rose LLP with respect to U.S. legal matters.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Units. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada.  Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.  As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.  You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room.  You may read and download some of the documents that the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov.  You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company: (a) the Offered Shares and Warrant Shares would, if issued on the date hereof and if listed at that time on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ), be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs” and collectively, the “Registered Plans”); and (b) the Warrants would, if issued on the date hereof, be qualified investments for a Registered Plan provided that: (i) the Warrant Shares issuable on the exercise of the Warrants would, if issued on the date hereof, be listed at that time on a designated stock exchange, and (ii) the Company is not an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan and the Company deals at arm’s length (within the meaning of the Tax Act) with each person that is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, such Registered Plan.

Notwithstanding the foregoing, the holder of a TFSA, or the annuitant of an RRSP or RRIF, as the case may be, will be subject to a penalty tax on an Offered Share, Warrant Share or Warrant held in the TFSA, RRSP or RRIF, as the case may be, if such Offered Share is a “prohibited investment” for the TFSA, RRSP or RRIF.  An Offered Share, Warrant Share or Warrant will generally not be a prohibited investment unless either: (i) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, does not deal at arm’s length with the Company (within the meaning of the Tax Act), or (ii) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.  Prospective investors should consult their own tax advisers as to whether an Offered Share, Warrant Share or Warrant will be a “prohibited investment” in their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

ENFORCEABILITY OF CIVIL LIABILITIES

Ballard is a corporation existing under the laws of Canada. Most of Ballard’s officers and directors and most of the experts named in this prospectus are residents outside of the United States, and a majority of their assets, and the assets of Ballard, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. Ballard has been advised by Stikeman Elliott LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. Ballard has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Ballard has filed with the SEC, concurrently with the filing of its registration statement on Form F-10 relating to this offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, Ballard appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Ballard in a U.S. court arising out of or related to or concerning this offering.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada except Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8,  and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 23, 2012

BALLARD POWER SYSTEMS INC.

US$75,000,000

Common Shares

Preferred Shares

Warrants

Units

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) may offer and issue from time to time common shares of the Company (“Common Shares”), preferred shares of the Company (“Preferred Shares”, together with Common Shares, the “Shares”), warrants to purchase Common Shares (“Warrants”), any combination of Common Shares and Warrants (“Units”) or any combination thereof (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US$75,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective.  Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.  Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “BLDP”.  Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange.  There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement.  This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 6, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2011 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, and that all or a substantial portion of the Company’s assets and all or a substantial portion of the assets of said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, and (iv) in the case of Units, the designation, number of Common Shares and Warrants comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus.  Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada.  Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein.  You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities.  The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws.  A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher

ii

level than that which might exist in the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time.  See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars.  References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada  V6C 2X8 and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada  V5J 5J8.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada  V5J 5J8, or by telephone at 604.454.0900, and are also available electronically at www.sedar.com.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and in accordance therewith files reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Company’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”).  All statements, other than statements of historical fact, are forward-looking statements.  When used in this Prospectus, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. In particular, this Prospectus contains forward-looking statements pertaining to, among other things:

•                              our ability to develop commercially viable fuel cell products;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our ability to successfully execute our business plan;

•                              our ability to develop efficient, low-cost, high-volume automated processes and to achieve planned increases in production capacity;

•                              the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              our ability to secure international customers;

•                              the impact of exchange rate fluctuations on our financial results;

•                              commodity prices, and in particular, the price of platinum;

•                              our dependence on system integrators and OEMs;

•                              ongoing relationships between us and third party suppliers;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our compliance with increasingly stringent environmental laws and regulations; and

•                              the potential exposure of our products to product liability claims.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus and the documents incorporated by reference, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars.  The Company transitioned to IFRS effective January 1, 2010 and the Company’s consolidated financial statements for the years ended December 31, 2011 and 2010, as incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to March 30, 2012	2011	2010
Rate at the end of period	1.0009	0.9833	1.0054
Average rate during period	0.9989	1.0111	0.9709
Highest rate during period	1.0153	1.0583	1.0054
Lowest rate during period	0.9735	0.9430	0.9278

On April 20, 2012, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = CDN$0.9926.

THE COMPANY

Name, Address and Incorporation

The Company was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name “7076991 Canada Inc.”.  The Company changed its name to “Ballard Power Systems Inc.” on December 31, 2008.  The Company’s head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

The Company is the successor to Ballard Power Systems Inc. (“Predecessor Ballard”), a British Columbia company incorporated on May 30, 1989.  On December 31, 2008, pursuant to a plan of arrangement under the Canada Business Corporations Act involving Predecessor Ballard, the Company and certain other parties, all assets and all liabilities (other than certain tax liabilities) of Predecessor Ballard were transferred to the Company, which was then a newly incorporated company.

Intercorporate Relationships

We have four principal subsidiaries and affiliates: Ballard Material Products Inc., a Delaware corporation that develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; Dantherm Power A/S (“Dantherm Power”), a Denmark-based corporation jointly owned with Danfoss Ventures A/S (“Danfoss”) and Dantherm A/S (“Dantherm”) that develops clean energy backup power systems across Europe; AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), a British Columbia corporation that develops fuel cell products for the automotive fuel cell market; and BDF IP Holdings Ltd. (“IP Holdings”), a Canadian corporation that holds intellectual property assets.

The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of the date of this Prospectus:

Notes

(1)              Ballard holds a 52% interest in Dantherm Power, which it acquired pursuant to a shareholder agreement dated January 18, 2010 with Dantherm and Danfoss in exchange for an initial investment of DKK 30 million (approximately $6 million) funded in two tranches in January and August 2010. The remaining 48% is held by Dantherm and Danfoss.

(2)              Ballard holds a 19.9% minority interest in AFCC with 50.1% held by Daimler AG (“Daimler”) and 30% held by Ford Motor Company (“Ford”).  Ballard’s minority interest in AFCC is the subject of a forward-sale arrangement with Ford. On December 21, 2009, Ballard closed an agreement with a financial institution to monetize its rights under the purchase agreement with Ford for initial net proceeds of approximately $34 million and a further contingent payment of $7.5 million due on or before January 31, 2013 (the contingent payment was subsequently monetized and extinguished for $5 million in July 2010).

(3)          Ballard holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler and Ford holding 33% of the voting, non-participating shares.

Business of the Company

At Ballard, we are building a clean energy growth company.  We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Our focus is on leveraging the inherent reliability and durability derived in our legacy automotive technology into non-automotive markets where demand is near term.  Our target markets include: motive power (material handling and buses) and stationary power (back-up power and distributed generation).  We are also actively considering other key markets for which our products are well suited and we are confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

Market Segments

We operate in two market segments:

•                              Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and distributed generation markets) and engineering services for a variety of fuel cell applications; and

•                              Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells.

Markets and Products

Ballard’s product offering provides for a cost effective and flexible set of fuel cell power solutions.  Ballard provides products and services in five distinct classes:

•                              Fuel cell stacks:  Ballard provides fuel cell stacks to original equipment manufacturer (“OEM”) customers and system integrators that use the stacks to produce fuel cell systems for power solutions.  As the stack provider, Ballard is the power inside the system.

•                              Fuel cell modules:  Ballard builds the stacks into self-contained modules that are plug-and-play into a larger system.  As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell systems.

•                              Fuel cell systems: Ballard also builds complete fuel cell systems that are designed to solve certain energy needs of our customers.

•                              Material Products:  We design, develop, manufacture, sell and service carbon fiber materials that can be used in a variety of fuel cell and non-fuel cell applications.

•                              Engineering Services: We provide engineering services for a variety of fuel cell applications.

Fuel Cell Products

Motive Power - Material Handling

The material handling market includes industrial vehicles such as forklifts, automated guided vehicles (“AGVs”) and ground support equipment.  Our initial focus is on battery-powered Class 1 counter balance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts and AGVs. Our primary product for the material handling market is the FCvelocity®-9SSL, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions.  We supply the FCvelocity®-1020ACS, our second-generation air-cooled fuel cell product, for light-duty material handling applications.

Motive Power - Buses

We provide fuel cell modules for public transit buses.  These fuel cell buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements and are government-subsidized, thus enabling the purchase of pre-commercial fleets.

Ballard designs and manufactures the FCvelocity®-HD6 fuel cell module delivering 75 - 150 kW of power for use in the bus market.  Ballard supplies the fuel cell modules to hybrid drive and coach manufacturer customers that deliver zero-emission fuel cell-powered buses to transit operators around the world.

Stationary Power - Back-up Power

Our focus in the back-up power market is on the telecommunications industry, which is currently dominated by batteries and diesel generators. The back-up power market is characterized by infrequent power demand, where outages typically occur monthly or less frequently and last less than eight hours; whereas the supplemental power market is characterized by often daily outages lasting 4-8 hours or more.

The FCgen®-1020ACS fuel cell product is our primary stack platform in the back-up power market.

Dantherm Power develops clean energy fuel cell backup power systems for telecom equipment suppliers for installation in either indoor or outdoor applications.  In 2010, Dantherm Power launched two new hydrogen-fuelled systems utilizing Ballard’s FCgen®-1020ACS fuel cell product: the DBX 2000 (2kW) and DBX 5000 (5kW).

Stationary Power - Distributed Generation

Large scale distributed generation (“DG”) is an exploratory new market for Ballard.  We first entered into this space in 2009, with the announcement of the supply agreement to deliver a 1 MW solution utilizing our motive power fuel cells to FirstEnergy, an Ohio based energy company, for use in a utility load management demonstration project.  The unit was shipped in the third quarter of 2010, and began operation on November 1, 2010.  The unit is expected to be operated for demonstration purposes until 2015 and to serve as an important reference site in this market.

The second generation DG product currently under development is the Ballard CLEARgen™ fuel cell system.  The CLEARgen™ system is a complete turnkey for zero-emission power. The system can operate continuously for baseload power generation, or intermittently, providing peak power during times of high demand. The 1 MW modular units are scalable in 500 kW increments, enabling tailored solutions to meet each customer’s needs.

Engineering Services

During the last half of 2011, we refined our business strategy and established a new engineering services operating unit in order to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing.  This new operating unit offers a full suite of fuel cell engineering solutions for a variety of fuel cell applications and is recorded in our core fuel cell products segment.

Material Products

We develop, manufacture and sell carbon-based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers.  A major application for carbon fiber fabrics is the friction surface in torque converters for light vehicle automatic transmissions.  We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable membrane electrode assemblies (MEA) to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are the AvCarb™ P-50 and the AvCarb™ P-50T.

Intellectual Property

Ballard’s technical strengths lie in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications. Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes.  Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 25 years of research and product development.

We also hold licence rights to additional intellectual property from a number of third parties.

RECENT DEVELOPMENTS

In April 2011, Ballard entered into an agreement with Toyota Motor Sales U.S.A., Inc. to deploy a 1 MW CLEARgen™ fuel cell system to provide peak electrical power and heat at the Toyota facility in Torrance, California.

On May 24, 2011, Ballard announced that its material products division was awarded the US Department of Energy’s 2011 Annual Merit Review Award, recognizing Ballard’s success in reducing the manufacturing cost of GDL material.

In July 2011, Ballard received a purchase order from Plug Power Inc. for a minimum purchase of 3,250 Ballard fuel cell stacks by the end of 2012, which included requirements for the air-cooled FCvelocity™-1020ACS product.

On July 27, 2011, Ballard announced that Dantherm Power signed a collaboration agreement with Delta Power Solutions (India) Pvt. Ltd., a subsidiary of Delta Electronics (Thailand) PLC and part of the Delta Group, the world’s leading energy saving solutions provider, to market clean energy fuel cell power solutions in the India telecommunications sector. On November 1, 2011, Ballard announced that Dantherm Power received an initial purchase order for 30 DBX2000 fuel cell systems from Delta pursuant to the collaboration agreement.

On December 14, 2011, Ballard signed an equipment supply agreement with Van Hool NV, Europe’s fourth largest bus manufacturer, for 21 of its latest generation FCvelocity™-HD6 fuel cell power modules. The 21 FCvelocity™-HD6 modules will power zero-emission buses to be deployed in several European cities, which will be named following completion of the associated contracts between Van Hool NV and public transit authorities in such cities.

RISK FACTORS

Investing in the Securities involves a high degree of risk.  Prospective investors in a particular offering of Securities should carefully consider the following risks, as well as the other information contained in this Prospectus, any applicable Prospectus Supplement, and the documents incorporated by reference herein before investing in the Securities.  If any of the following risks actually occurs, our business could be materially harmed.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

Risks Related to our Business

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines (ICE) and batteries.  We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products.  We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs.  We may never become profitable.  Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.  For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes.  In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk.  The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions.  We may not be able to successfully execute our business plan.  If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis.  We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections.  While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand.  We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur.  Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand.  If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions may adversely affect the development of sales of our products, and thereby delay the commercialization of our products.  Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful.  Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices.  As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of the Common Shares and the price of other Securities, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

We may in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance. These risks are also applicable to the acquisition of our interest in Dantherm Power in the first quarter of 2010.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers.  We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets.  We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws.  Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Our revenues are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar.  We generate approximately 90% of our revenues in United States dollars while approximately 60% of our operating expenses, cost of revenues and capital expenditures are in Canadian dollars.  As a result, any decrease in the value of the United States dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales, without a corresponding decrease in expenses.  Exchange rate fluctuations are beyond our control, and the United States dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.  In order to reduce the potential negative effect of a weakening United States dollar, we have entered into various hedging programs.  However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum, affect our costs.  Platinum is a key component of our fuel cell products.  Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity.  While we do not anticipate significant near or long-term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products.  In order to reduce the impact of platinum price fluctuations, we have entered into various hedging programs.

We are dependent upon OEMs and systems integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by systems integrators and OEMs.  We can offer no guarantee that systems integrators or OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products.  Any integration, design, manufacturing or marketing problems encountered by systems integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans.  To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors.  Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components.  Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the fuel cell industry is highly competitive.  We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products.  Environmental laws and regulations in the United States and other countries have driven interest in fuel cells.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies.  In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies.  If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property.  We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2012 and 2027.  Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others.  However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us.  The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products.  Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Risks Related to our Securities

We do not currently intend to pay cash dividends.

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Ballard’s board of directors and will depend on Ballard’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our Securities appreciates.

The market for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares has ranged from a high of CDN$2.45 and a low of CDN$1.10 and a high of US$2.51 and a low of US$1.07 during the twelve month period ended December 31, 2011, as quoted on the TSX and NASDAQ, respectively.  We cannot assure you that the market price of our Common Shares will not significantly fluctuate from its current level. The market price of the Common Shares may be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

There is no market through which the Preferred Shares, Warrants or Units may be sold.

There is no market through which the Preferred Shares, Warrants or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•          changes in the overall market for those securities;

•          changes in Ballard’s financial performance or prospects;

•          changes or perceived changes in Ballard’s creditworthiness;

•          the prospects for companies in the industry generally;

•          the number of holders of those securities;

•          the interest of securities dealers in making a market for those securities; and

•          prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Future sales or issuances of Securities could decrease the value of existing securities, dilute investors’ voting power and reduce Ballard’s earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. Ballard has a large number of authorized but unissued Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in Ballard’s earnings per share.

The board of directors may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, Ballard’s articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive Ballard’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Ballard.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Canada Business Corporations Act, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, as amended, and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products.  More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. The Company may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

The Company incurred operating losses and negative operating cash flow for the year ended December 31, 2011. The Company expects to use the net proceeds from the sale of Securities in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the sale of Securities are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company’s proprietary technologies and core products. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of Securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2011.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$75,000,000.

DESCRIPTION OF SHARE CAPITAL

Common Shares

We are authorized to issue an unlimited number of Common Shares of which 84,613,120 are issued and outstanding as at the date of this Prospectus.  There are options outstanding to purchase up to 8,167,884 Common Shares at prices ranging from $1.01 to $38.90. There are up to 2,522,991 Common Shares issuable on the redemption of outstanding restricted share units and up to 290,797 Common Shares issuable on the redemption of outstanding deferred share units. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of Preferred Shares, are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Dividend Policy

The Company has not paid any dividends to date on the Common Shares.  The Company intends to retain its earnings, if any, to finance the growth and development of its business.  Accordingly, the Company does not currently expect to pay any dividends on its Common Shares in the near future.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares.  As at the date of this Prospectus there are no Preferred Shares issued and outstanding. The Preferred Shares are issuable in series and the board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series.  Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities.  While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement.  The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable.  Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete.  The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture and the Warrant certificate.  Prospective investors should refer to the Warrant Indenture and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. We will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.  This description will include, where applicable:

•                              the designation and aggregate number of Warrants;

•                              the price at which the Warrants will be offered;

•                              the currency or currencies in which the Warrants will be offered;

•                              the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•                              the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•                              the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•                              the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•                              whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•                              whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•                              whether the Warrants will be listed on any exchange;

•                              material United States and Canadian federal income tax consequences of owning the Warrants; and

•                              any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein.  Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement.  After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement.  We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise.  If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants.  If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event.  Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement.  The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture, if any, and the Warrant certificate will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders.  The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture, if any, and the Warrant certificate.

We may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus.  While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement.  The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent (“Unit Agent”) that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered.  The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units.  We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Common Shares and Warrants in any combination.  Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit.  Thus, the holder of a Unit will have the rights and obligations of a holder of each included security.  The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•                              the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•                              provisions of the governing Unit Agreement, if any; and

•                              any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital” and “Description of Warrants” will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BLD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	TSX (prices in Canadian dollars)			NASDAQ (prices in U.S. dollars)
	High	Low	Volume	High	Low	Volume
May 2011	2.00	1.56	71,789	2.09	1.60	323,527
June 2011	1.72	1.50	45,308	1.77	1.52	258,552
July 2011	1.56	1.42	33,911	1.62	1.47	157,411
August 2011	1.47	1.24	48,064	1.55	1.24	147,419
September 2011	1.50	1.25	37,170	1.53	1.20	127,250
October 2011	1.48	1.18	31,862	1.50	1.15	114,759
November 2011	1.49	1.25	25,735	1.46	1.21	89,211
December 2011	1.31	1.10	38,809	1.28	1.07	210,652
January 2012	1.24	1.09	61,381	1.25	1.07	231,812
February 2012	1.74	1.18	83,982	1.75	1.17	353,814
March 2012	1.59	1.35	54,096	1.59	1.35	233,303
April 1-20, 2012	1.44	1.25	29,327	1.45	1.25	92,681

The closing price of the Common Shares on the TSX and NASDAQ on April 20, 2012 was CDN$1.29 and US$1.32, respectively.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
Common Shares:
April 5, 2011[1]	CDN$	1.34	4,167
April 7, 2011[1]	CDN$	1.34	833
May 11, 2011[2]	CDN$	1.71	202,517
November 10, 2011[2]	CDN$	1.34	2,815
March 5, 2012[2]	CDN$	1.42	42,953
March 5, 2012[2]	US$	1.43	6,142
March 16, 2012[1]	CDN$	1.34	8,334
March 19, 2012[1]	US$	1.01	4,167
Options to purchase Common Shares:
September 20, 2011	CDN$	1.41	15,000
December 7, 2011	CDN$	1.25	190,000
February 24, 2012	CDN$	1.69	688,080
February 24, 2012	US$	1.68	109,424
RSUs:
September 20, 2011	CDN$	1.41	670,213
September 20, 2011		$1.43	52,447
February 23, 2012	CDN$	1.69	1,001,775
February 23, 2012	US$	1.68	166,072

Notes:

(1) Issued on the exercise of previously granted options.

(2) Issued on the redemption of previously granted restricted share units.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities.  We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective.  The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased.  We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.  The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities.  Any such fee or commission will be paid out of our general corporate funds.  We may use underwriters with whom we have a material relationship.  We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Regulatory Authority (FINRA), the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us.  Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement.  Any such fees or commissions will be paid out of our general corporate funds.  Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser.  In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.  Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market.  Such transactions may be commenced, interrupted or discontinued at any time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Common Shares, Preferred Shares, or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times, for the purposes of the Tax Act, holds such Securities as capital property, deals at arm’s length with the Company, and is not affiliated with the Company (a “Holder”).

The Common Shares, Preferred Shares, and Warrants will generally be considered capital property to a Holder unless either (i) the Holder holds the Common Shares, Preferred Shares, or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder (as defined below) has acquired the Common Shares, Preferred Shares, or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in the Securities should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the date the particular amount arose.

Preferred Shares

The tax consequences of acquiring, holding and disposing of Preferred Shares will generally depend on the particular terms of the Preferred Shares.  Accordingly, such consequences are only partially described in this summary but will be described in more detail in the applicable Prospectus Supplement.

Allocation of Cost

A Holder who acquires Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Common Share and the Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). This section of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency, or (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.  Such election is not available in respect of Warrants.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Resident Holder of a Warrant upon the exercise of such Warrant.  When a Warrant is exercised, the Resident Holder’s cost of the Common Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid on the exercise of the Warrant.  For the purpose of computing the adjusted cost base to a Resident Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Shares.  In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

If the Preferred Shares are “taxable preferred shares” as defined in the Tax Act, the terms of such Preferred Shares may require the Company to make the election under Part VI.1 of the Tax Act so that corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares.

Capital Gains and Losses

A Resident Holder who disposes of or is deemed to have disposed of a Share or Warrant (other than a disposition arising on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Share or Warrant, as applicable, immediately before the disposition or deemed disposition.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year.  Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year.  Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Share to the extent and under the circumstances specified in the Tax Act.  Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Shares or realizes a capital gain on the disposition or deemed disposition of Shares or Warrants may be liable for alternative minimum tax under the Tax Act.  Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

The tax consequences of the exercise and expiry of a Warrant held by a Non-Resident Holder are the same as those described above under “Holders Resident in Canada — Exercise or Expiry of Warrants”.

Disposition of Common Shares, Preferred Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Shares or Warrants, unless the Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Common Share or Warrant (as applicable): (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of a Common Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Common Shares or Warrants (as applicable) are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Preferred Shares are not listed on a designated stock exchange, the Preferred Shares will nonetheless generally not constitute taxable Canadian property unless: (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Preferred Share, more than 50% of the fair market value of a Preferred Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Preferred Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Shares or Warrants may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own advisors.

Dividends

Under the Tax Act, dividends on Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the

Non-Resident Holder is resident.  For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•                              an individual who is a citizen or resident of the U.S.;

•                              a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                              an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                              a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated

“earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “ Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Common Shares are met.  The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.  Even if the Company satisfies one or more of such requirements, as noted below, there can be no assurance that the Company will not become a PFIC.  Thus, there can be no assurance that the Company will qualify as a QFC.  See the section below under the heading “Passive Foreign Investment Company Rules” below.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company does not believe that it was a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares rateably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.  U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”).  Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada  V5J 5J8 and are also available electronically at www.sedar.com.

The following documents, which were filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)                     our annual information form dated February 23, 2012 for the year ended December 31, 2011;

(b)                     our audited consolidated statement of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, together with the notes thereto, and the auditors’ report thereon;

(c)                      our management’s discussion and analysis of financial conditions and results of operations dated February 22, 2012 for the year ended December 31, 2011; and

(d)                     our management proxy circular dated April 15, 2011 in connection with the annual meeting of shareholders held on May 31, 2011, excluding the audited consolidated financial statements for the years ended December 31, 2010 and 2009 attached thereto.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com.  To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by the Company on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, we may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•                              the documents listed under “Documents Incorporated By Reference” in this Prospectus;

•                              the consent of KPMG  LLP, the Company’s independent auditors;

•                              the consent of Stikeman Elliott  LLP, the Company’s Canadian counsel; and

•                              powers of attorney of the Company’s directors and certain officers.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Seattle, Washington, with respect to U.S. legal matters. Counsel named in the applicable Prospectus Supplement will pass upon legal matters for any underwriters or agents.

AUDITORS

Our financial statements as at December 31, 2011 and 2010 incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 22, 2012 which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said  report.  KPMG  LLP  are  independent  of  us  pursuant to the  rules of professional conduct applicable to auditors in all provinces and territories of Canada and independent within the meaning of the U.S. Securities Act of 1933, as amended.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrants, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrants, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual rights of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

ENFORCEABILITY OF CIVIL LIABILITIES

Ballard is a corporation existing under the laws of Canada. Most of Ballard’s officers and directors and most of the experts named in this prospectus are residents outside of the United States, and a majority of their assets, and the assets of Ballard, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. Ballard has been advised by Stikeman Elliott LLP, its Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. Ballard has also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Ballard has filed with the SEC, concurrently with the filing of its registration statement on Form F-10 relating to this offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, Ballard appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Ballard in a U.S. court arising out of or related to or concerning this offering.

AUDITORS’ CONSENT

The Board of Directors of Ballard Power Systems Inc.

We have read the short form base shelf prospectus document dated April 23, 2012 relating to the offer and issue from time to time of any combination of common shares, preferred shares, warrants to purchase common shares and units of common shares and warrants, up to an aggregate initial offering price of US$75,000,000, of Ballard Power Systems Inc. (the “Company”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated February 22, 2012.

“KPMG LLP”

KPMG LLP
Chartered Accountants

April 23, 2012
Vancouver, Canada

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CERTIFICATE OF THE COMPANY

Dated: April 23, 2012

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada except Quebec.

“John Sheridan”	“Tony Guglielmin”
John Sheridan President and Chief Executive Officer	Tony Guglielmin Chief Financial Officer

On behalf of the Board of Directors

“David Sutcliffe”	“David Smith”
Director	Director

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